Extraordinary General Shareholders' Meeting of MDxHealth SA

Date: November 3, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. Submission of special report		NOT VOTABLE	
2. Share Consolidation (1-for-10 reverse stock split)	☐	☐	☐
(a)			
(b)			
(c)			
(d)			
(e)			
(f)			
(g)			
(h)			
(i)			
3. De-Listing from Euronext Brussels	☐	☐	☐
(a)			
(b)			
(c)			
(d)			

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here ________________ Please Date Above

____________________ Please Sign Here ________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Shareholders' Meeting of MDxHealth SA
to be held November 3, 2023
For Holders as of October 3, 2023
Only those Holders of record on October 4, 2023 (ADS Record Date) and October 20, 2023 (Share Record Date) are entitled to vote at the Meeting

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

Website where documents will be made available will be:
https://mdxhealth.com/shareholder-information/

All votes must be received by 12:00 p.m. NY Time October 26, 2023

PROXY TABULATOR FOR

MDXHEALTH SA
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

MDxHealth SA

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. NY Time October 26, 2023)
Only those Holders of record on October 4, 2023 (ADS Record Date) and October 20, 2023 (Share Record Date) are entitled to vote at the Meeting

The undersigned Holder of American Depositary Shares ("ADSs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted in the manner set forth on the other side and as further described in the enclosed notices from the Depositary the amount of Shares or other Deposited Securities represented by such ADSs of MDxHealth SA (the "Company") held by such Holder as of the ADS Record Date and the Share Record Date, at the Extraordinary General Shareholders' Meeting of the Company, to be held at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium on November 3, 2023 at 3 p.m., to discuss and vote on the agenda items mentioned above.

For more information and to view relevant proxy materials, please visit the Extraordinary General Shareholders' Meetings (November 3, 2023) section on:
https://mdxhealth.com/shareholder-information/

(Continued and to be marked, dated and signed, on the other side)

1. **Submission of special report**

   Submission of and discussion on, the special report, prepared by the board of directors, in connection with the Share Consolidation and De-Listing (as defined below in points 2 and 3 of the agenda).

2. **Share Consolidation (1-for-10 reverse stock split)**

   Proposed resolution: In accordance with article 7:49 of the Belgian Companies and Associations Code, the extraordinary general shareholders' meeting decides to effect a share consolidation with respect to all outstanding shares of the Company by means of a 1-for-10 reverse stock split (the "**Share Consolidation**"), and to grant the board of directors of the Company the authority for a six-month period following the date of this extraordinary general shareholders' meeting to further implement the Share Consolidation. If the board of directors does not initiate the process for implementing the Share Consolidation within a six-month period following the date of this extraordinary general shareholders' meeting, the board of director's authority to effect the Share Consolidation shall expire, unless renewed. The board of director's authority to implement the Share Consolidation is subject to the following terms and conditions:

   (a) Share Consolidation: *All of the outstanding shares of the Company shall be consolidated into a new and reduced number of shares pursuant to the ratio of one (1) new share for ten (10) existing shares (the "Ratio"). Subject to the terms and conditions set out below, the Share Consolidation will be carried out simultaneously for all outstanding shares of the Company in accordance with the Ratio, so that after the completion of the Share Consolidation each new share shall represent the same fraction of the Company's share capital. The Share Consolidation will not result in a reduction or increase of the Company's share capital.*

   (b) Form and nature of the new shares: *The Share Consolidation will not affect the form of the outstanding shares (dematerialized or registered) and the outstanding dematerialized and registered shares will be processed separately within the framework of the Share Consolidation. All new shares after the completion of the Share Consolidation shall have the same rights and benefits and shall rank pari passu in all respects, including as to entitlements to dividends and other distributions, in application of the Ratio.*

   (c) No fractions of new shares: *Within the framework of the Share Consolidation, the existing shares can only be consolidated, in accordance with the Ratio, into a whole number of new shares. No fractions of new shares can be issued. Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall be authorized to determine the manner and process to effect the Share Consolidation with respect to holders of existing shares of the Company who at the time of the Share Consolidation do not have a sufficient number of existing shares in order to receive a whole number of new shares in accordance with the Ratio. Within this context, the board of directors shall have the authority to determine that (i) the positions of old shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio can be aggregated for consolidation into new shares, (ii) such new shares can be sold or placed, via an exempt private placement, block trade, market sale, bookbuilding (accelerated or not) or otherwise, to or with institutional, qualified or professional investors or individuals in and outside of Belgium, and (iii) the proceeds of such sale or placement will be distributed on a pro rata basis to the holders of existing shares that do not have a sufficient number of existing shares to be converted into whole new shares in accordance with the Ratio, provided that the proceeds shall not be less than one euro cent (EUR 0.01) per existing share. If proceeds are less or cannot be distributed on a pro rata basis as aforementioned, these shall accrue to the Company. The relevant transaction costs and expenses (including commissions, fees and expenses of agents and advisors) and applicable taxes, all as applicable, will be borne by the Company. Subject to applicable provisions of company, financial and securities law, the board of directors shall also have the authority to determine that the positions of existing shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares, can be acquired by the Company or one of its subsidiaries and that the proceeds of such sale will be distributed on a pro rata basis as aforementioned.*

   (d) Cancellation of existing shares: *Following the completion of the Share Consolidation, the existing shares of the Company shall be cancelled and will no longer remain outstanding.*

   (e) Timing of the Share Consolidation: *The board of directors shall be authorized to determine the effective date of the Share Consolidation, provided however, that the Share Consolidation is to be implemented within a six-month period following the date of this extraordinary general shareholders' meeting at the latest. The board of directors shall have the authority not to proceed with the implementation of the Share Consolidation, or, in case the implementation of the Share Consolidation has already started, to suspend or cancel the completion of the Share Consolidation if the board of directors determines that the market circumstances do not allow for the completion of the Share Consolidation in circumstances deemed satisfactory to it.*

   (f) Agents: *One or more banks or financial institutions shall or may be appointed by the Company for the purpose of the further organization and implementation of the Share Consolidation, including (but not limited to) the consolidation of positions of existing shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio, and the sale of new shares as permitted by paragraph (c).*

   (g) Adjustment of the subscription price of the Subscription Rights: *At completion of the Share Consolidation, the Share Consolidation shall be effected in relation to the outstanding subscription rights of the Company in the manner as contemplated in the respective terms and conditions of these subscription rights, so that a holder of subscription rights will have to exercise subscription rights with respect to at least 10 Shares prior the Share Consolidation in order to subscribe for one Share after the Share Consolidation.*

   (h) Amendment of the articles of association: *At completion of the Share Consolidation, Article 5 of the Company's articles of association shall be amended and restated to take into account the resulting number of outstanding and existing shares.*

   (i) Further implementation of the Share Consolidation: *Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the Share Consolidation, including (without being limited to) the authority to (i) determine the practical implementation of the Share Consolidation, (ii) determine the timing and the effective date of the Share Consolidation as contemplated by paragraph (e), (iii) determine the manner and process to deal with positions of existing shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio as contemplated by paragraph (c), (iv) appoint one or more banks or financial institutions for the further organization and implementation of the Share Consolidation as contemplated by paragraph (f), (v) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public, (vi) take all useful or necessary steps with Euronext, Euroclear, any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the Share Consolidation, (vii) make all changes in the relevant securities register books of the Company reflecting the Share Consolidation, and (viii) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the Share Consolidation (including the powers referred to in sub-sections (i) to (viii)), in whole or in part, to one or more members of the Company's executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public.*

3. **De-Listing from Euronext Brussels**

   Proposed resolution: The extraordinary general shareholders' meeting decides to approve a de-listing of the Company's shares from the regulated market of Euronext Brussels (the "**De-Listing**"), to amend the Company's articles of association for the purpose of such De-Listing, and to grant the board of directors of the Company the authority to further implement the De-Listing, subject to the following terms and conditions:

   (a) De-Listing: The general shareholders' meeting approves and agrees that the admission of the Company's shares to listing and trading shall be terminated and, consequently, the Company's shares shall no longer be able to list and trade on the regulated market of Euronext Brussels ("**Euronext Brussels**"), provided that the Company's shares (or, as the case may be, American Depositary Shares or American Depositary Receipts in relation to such shares) shall be admitted to trading on the Nasdaq Capital Market ("**Nasdaq**").

   (b) Effective date: The board of directors shall have the power to determine the effective date of the De-Listing subject to a prior transition period of at least three weeks prior to the effective date of the De-Listing Date (the "**Transition Period**") during which the Company's shares shall remain admitted to trading on Euronext Brussels. If and to the extent the Share Consolidation has been effected, the Transition Period shall at least be three weeks after the Share Consolidation has become effective.

   (c) Amendments to the articles of association: Upon the effective date of the De-Listing, the following provisions of the Company's articles of association of the Company shall be amended and restated as follows (except that the amendment in paragraph (i) is effective immediately upon approval of the amendment by the extraordinary general shareholders' meeting):

   (i) In article 9 ("Nature of the securities"), the three last paragraphs shall be amended and restated as follows:

   "A share register is kept at the registered office of the company and may be split by decision of the board of directors in accordance with the provisions of the applicable law. The board of directors can appoint a third party of its choice to keep any part of the split share register. Subject to applicable provisions of companies, financial and securities laws, and unless decided otherwise by the board directors in accordance with article 43 of the articles of association, dividends and other distributions (as the case may be) by the company on shares can be made in euro (EUR) or United States dollars (USD) depending on the component of the (split) share register on which the shares are reflected.

   The (split) register of registered shares and the registers of other registered securities, as the case may be, can be kept electronically. Each holder of securities can consult the (split) register with respect to his/her/its securities. The board of directors can appoint a third party of its choice to keep this (split) electronic register.

   All recordings in the (split) share register and the registers of other registered securities, including transfers and conversions, can be validly made on the basis of documents or instructions submitted electronically or via any other means by the transferor, the transferee and/or the holder of the securities, as applicable."

   (ii) The text of article 14 ("Transparency obligation") shall be amended and restated as follows:

   "Each natural or legal person acquiring or transferring voting securities of the company, whether or not representing the share capital of the company, must comply with the relevant notification and information obligations that are imposed by applicable law."

   (iii) The text of article 15 ("Voting rights") shall be amended and restated as follows: *"Non-compliance with the relevant notification and information obligations that are imposed by applicable law in relation to the acquisition or transfer of voting securities of the company, whether or not representing the share capital of the company, may result, in accordance with applicable law, a suspension of the voting rights attached to the relevant voting securities or such other consequence as provided for by applicable law."*

   (iv) In article 32 ("Admission – Prior formalities"), the following paragraphs shall be added after the first paragraph of article 32:

   "The board of directors shall have the ability to determine that the right to attend the general shareholders' meetings and to exercise the voting right at such meetings (as the case may be) is determined by the registration of the ownership of the securities concerned in the name of the holder of such securities on the third (3rd) business day prior to the date of the relevant general shareholders' meeting (or such other date as shall be set out in the notice convening the general shareholders' meeting, but which cannot be earlier than the 15th calendar date before the relevant general shareholders' meeting), at midnight at the end of such day (Brussels time) (such date and hour being the relevant registration date), by means of the registration of such securities in the relevant (portion of the split) register book for such securities, or in the accounts of a certified account holder or relevant settlement institution for the securities concerned.

   The board of directors may make participation to the general shareholders' meetings dependent on a requirement of notification by the securities holders concerned to the company, or to the person appointed for this purpose by the company, on a date to be determined by the board of directors before the date of the scheduled meeting, that such securities holder intends to attend the meeting, stating the number of securities with which such securities holder wishes to participate. The manner in which such notification must be made (as the case may be) must be set out in the notice convening the general shareholders' meeting."

   (v) In article 33 ("Representation of shareholders"), the second paragraph shall be amended and restated as follows:

   "Such proxies must be granted and submitted to the company in accordance with the applicable law and/or as set out (in accordance with the applicable law) in the convening notice, as the case may be."

   (vi) In article 35 ("Adjournment of the meeting"), the reference in the first and second paragraph to "*five (5) weeks*" shall be replaced by "*three (3) weeks*".

   (vii) The text of article 36 ("Decisions on matters not on the agenda - Amendments") shall be amended and restated as follows:

   "The general shareholders' meeting cannot validly deliberate or decide on the items that are not included or implicitly contained in the agenda, unless all shareholders are present or represented at the meeting and unanimously agree and if, in the case of a vote by mail, the form authorises a proxy to make such a decision. The required consent is assumed to exist, if no objection is recorded in the minutes of the meeting."

   (viii) In article 39 ("Remote voting or participation") the reference to "*sixth calendar day*" shall be replaced by "*third business day*".

   (ix) The heading of article 51 shall be amended and restated as "*Certain defined terms*", and the text of article 51 shall be amended and restated as follows:

   "Unless the context requires otherwise or unless otherwise defined in these articles of association, for the purposes of these articles of association, (a) "personnel" shall have the meaning defined in Article 1:27 of the Belgian Companies and Associations Code, and (b) "business day" shall have the meaning defined in Article 1:32 of the Belgian Companies and Associations Code."

   (d) Further implementation of the De-Listing: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the De-Listing, including (without being limited to) the authority to (i) determine the practical implementation of the De-Listing, (ii) determine the timing and the effective date of the De-Listing and the duration of the Transition Period, (iii) determine the manner and process for the shares (or, as the case may be, American Depositary Shares or American Depositary Receipts in relation to such shares) to be traded on Nasdaq, (iv) appoint one or more banks or financial institutions for the further organization and implementation of the De-Listing, (v) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (c) before a notary public, (vi) take all useful or necessary steps with Euronext, Euroclear, any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the De-Listing, and (vii) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the De-Listing (including the powers referred to in sub-sections (i) to (vii)), in whole or in part, to one or more members of the Company's executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the amendment and the restatement of the articles of association as contemplated by paragraph (c) before a notary public.

PROXY TABULATOR FOR
MDX HEALTH SA
P.O. BOX 8016
CARY, NC 27512-9903